Mail Stop 4561

April 21, 2006

By U.S. Mail and Facsimile (212) 403-2327 and (212) 656-2078

Richard P. Bernard, Esq.
Executive Vice President and General Counsel
NYSE Group, Inc.
11 Wall Street
New York, New York 10005

Re: NYSE Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 14, 2006
File No. 333-132390

Dear Mr. Bernard:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group and the NYSE

General

1.   We note your response to comment 6 from our letter dated April 5, 2006 and also your disclosure that Regulation NMS will impose significant changes to the formula used to calculate each market center's share of market data revenue. Please revise to clearly describe how each source of revenue and component of expense identified for NYSE and

Archipelago in management's discussion and analysis of financial condition and results of operations will be affected by Regulation NMS.

Membership Fees, page 44

2.   We note your response to comment 4 from our letter dated April 5, 2006. Please revise to disclose the approximate amount of revenue you expect to receive from the auction of trading licenses which will be valid from March 7, 2006 through the end of 2006 and how you will recognize the revenue.

3.   Please revise to explain how and why this new revenue stream was created.

Income Taxes, page 52

4.   We note your response to comment 13 from our letter dated April 5, 2006 and your disclosure regarding the write-down of a deferred tax asset. Please revise to disclose the nature of the deferred tax asset and why you wrote it down.

New York Stock Exchange, Inc. Financial Statements

Consolidated Statements of Income, page F-8

5.   We note your response to comment 25 from our letter dated April 5, 2006. You propose to prospectively present section 31 fees as an expense and not as a reduction of revenues. We believe Rule 5-03 of Regulation S-X requires you to present section 31 fees as an operating expense and not as a reduction of revenues; therefore, please revise your statements of income for the periods presented.

6.   We note your response to comment 25 from our letter dated April 5, 2006. Please revise your statements of income for the periods presented to present separately as non-operating income (a) dividends, (b) interest on securities, (c) profits on securities (net of losses), and (d) miscellaneous other income, with material amounts included in miscellaneous other income separately presented in the income statement or in the notes to your financial statements.

7.   We understand that you currently include tax credits in revenue. Please tell us the nature of these tax credits and whether you believe that these tax credits represent revenue. If you believe that these tax credits do not represent revenue, please reclassify to the income statement line item you believe is appropriate. Please provide us an analysis that supports your determination of the timing, recognition, and presentation of your tax credits and cite the authoritative literature on which you rely.

8.   Please revise to provide clearer disclosure in MD&A and the footnotes to your financial statements regarding the amount and nature of these tax credits.

9.   We understand that you currently include insurance proceeds in revenue. Please tell us the nature of these insurance proceeds and whether you believe that these proceeds represent revenue. If you believe that these proceeds do not represent revenue, please reclassify to the income statement line item you believe is appropriate. Please provide us an analysis that supports your determination of the timing, recognition, and presentation of your insurance proceeds and cite the authoritative literature on which you rely.

10.   Please revise to provide clearer disclosure in MD&A and the footnotes to your financial statements regarding the amount and nature of these insurance proceeds.

11.   We note your responses to comments 9, 10, and 25 from our letter dated April 5, 2006. You state that you consider the collection of fines as an integral part of NYSE Regulation's compliance oversight and operating activity, but that the frequency in which fines may be levied and their amount will vary based upon the actions of participants on the NYSE and NYSE Arca. FASB Concept Statement 6 describes revenues as resulting from the ongoing activities being provided, for example rendering services, and contrasts revenues with gains which result from events and circumstances largely beyond an entity's control. As the amount and frequency of your assessment of fines is based on the actions of the participants of the NYSE and NYSE Arca, and not on any activities within your control, we believe that these fines represent gains. Please revise your statements of income for the periods presented to present regulatory fines outside of revenues. If the amounts are material to income, please present separately in the income statement or in the notes to your financial statements.

12.   We note your response to comment 25 from our letter dated April 5, 2006. You state that there are no significant direct costs applicable to the generation of revenues and that your current presentation is consistent with how you manage your business. We believe that Rule 5-03 of Regulation S-X requires you to present cost of services and selling, general and administrative expenses separately; therefore, please revise your statements of income for the periods presented. If you believe that providing this information would involve undue cost and burden, please provide us with support for your determination.

13.   Please tell us why you believe it is appropriate to include Archipelago merger and related exit costs in one line item in your statements of income when it appears that the natures of the costs included in that line item overlap with other categories of expenses you report. Please revise your presentation if appropriate.

Consolidated Statements of Cash Flows, page F-10

14.   We note your response to comment 26 from our letter dated April 5, 2006. Unless gross
        purchases and sales of investments are considered individually immaterial or have short
        maturities, we believe that SFAS 95 requires gross reporting. Please revise to present
        gross cash flows related to your investment activity. Refer to paragraphs 15-17 of SFAS
        95, as amended.

Notes to the Consolidated Financial Statements

General

15.   We note you recognized exit costs during 2005; however, we do not see the disclosures
        required by SFAS 146 in the notes to the consolidated financial statements. Please revise
        to provide the disclosures required by paragraph 20 of SFAS 146.

Archipelago Holdings Inc. Financial Statements

Consolidated Statement of Operations, page F-42

16.   We believe that Rule 5-03 of Regulation S-X requires you to present section 31 fees as an
        operating expense and not as a reduction of revenues; therefore, please revise your
        statements of operations for the periods presented.

17.   We note your response to comment 32 from our letter dated April 5, 2006. You state that
        Archipelago has not attempted to allocate indirect costs of services associated with
        employee compensation, communications expenses, occupancy costs or other potential
        indirect expenses. We believe that Rule 5-03 of Regulation S-X requires you to present
        cost of services and selling, general and administrative expenses separately and that it
        does not distinguish between direct and indirect cost of services; therefore, please revise
        your statements of operations for the periods presented. If you believe that providing this
        information would involve undue cost and burden, please provide us with support for
        your determination.

18.   We do not believe that it is appropriate to provide a gross margin caption and subtotal
        when that margin does not include all related costs of the service revenue. Please revise
        to remove your gross margin caption and subtotal from the statements of operations and
        to remove references to gross margin throughout the filing.

19.   Please tell us why you believe it is appropriate to include NYSE merger costs and related
        executive compensation in one line item in your statements of operations when it appears
        that the natures of the costs included in that line item overlap with other categories of
        expenses you report. Please revise your presentation if appropriate.

20.   Please provide us with an analysis of the components of the interest and other, net line
        item in your statements of operations for the periods presented and tell us how your

presentation is consistent with Rules 5-03.7 and 5-03.9 of Regulation S-X. Please revise your presentation as necessary to comply with Rules 5-03.7 and 5-03.9 of Regulation S-X.

21.   Please tell us how you considered EITF 99-19 in presenting the activity assessment fee cash flows received from equity trading permit holders and then remitted to PCX Equities on a net basis in periods prior to Archipelago's acquisition of PCX Holdings.

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Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Donald Walker, Senior Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3493 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: David C. Karp, Esq.
        Wachtell, Lipton, Rose & Katz
        51 West 52nd Street
        New York, New York 10019

        Catherine M. Clarkin, Esq.
        Sullivan & Cromwell
        125 Broad Street
        New York, New York 10004